SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

June 30, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Attention:        Reginald A. Norris, Esq.
                           Mail Stop 0407

         Re:      Walker Financial Corporation (the "Company")
                  Amendment No. 1 to Form SB-2
                  File No. 333-122776
                  Filed February 11, 2005

                  Form 10-KSB for the year ended December 31, 2003 Forms 10-QSB for the quarter ended September 30, 2004 File No. 0-28173

Dear Mr. Norris:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from the Registration Statement. The Registration Statement was filed on February 11, 2005. By letter dated March 11, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement and the Form 10-QSB for the three months ended September 30, 2004 (the "Form 10-QSB") and the Form 10-KSB for the year ended December 31, 2004 (the
"Form 10-KSB") (Commission File No. 0-13215). Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

In its letter, the Staff requested that the Company make certain revisions to its Form 10-QSB. As noted in our responses to comments 49 through 52, the Company intends to file amendments to the Form 10-QSB and, to the extent required, to the Form 10-KSB upon clearing the Staff's comments on the Registration Statement.

General

1. The financial statements and MD&A and should be updated to December 31, 2004, as required by Rule l-l0(g) of Regulation S-B. In addition, please update your other disclosure where required (e.g. executive compensation information).

     The financial statements and MD&A have been updated to March 31, 2005. In addition, per the requirements of Rule 1-10(g) of Regulation S-B, the Company has updated its disclosures as required.

2. Please note that companies do not "list" their securities on the OTC Bulletin Board. Brokers must apply to the to quote a company's securities on the OTC Bulletin Board. Therefore, revise the reference to your stock being listed on the OTC Bulletin Board.

     The Company has revised the Registration Statement in accordance with the Staff's comment.

Prospectus Summary, Overview, page 5

3. As currently drafted, the description of your business is vague and contains industry jargon that does not provide any meaningful information. For example, what do you mean that you provide "prearrangement" and "pre-need products?" Also, what does it mean that you have "established a worksite and affinity marketing strategy?" Instead of this disclosure, simply state, if true, that you sell funeral plans to individuals on behalf of funeral companies. In addition, in light of your financial history and condition, it is unclear the nature and extent of your current and future operations. Please revise to discuss what products/services you currently provide, the extent of those operations to date, and how you provide these operations. In addition, please discuss what product/service you intend to provide as well as status of that product/service in development. Revise your entire document, including this section, your Business section, and your MD&A, so that ordinary investors have a clear understanding of what you do and the goods and services that you sell and how you sell them.

     The Company has revised this disclosure to provide a clearer description of its business and industry. The Company has also revised its business description to discuss its current and future operations, what products/services it currently provides, the extent of those operations to date, and how it provides these operations. In addition, the Company has added disclosure describing the products/services it intends to provide as well as status of those products/services that are in development.

4. Further, as part of your revisions, please continue to provide a balanced picture of your operations, financial condition, and structure. Please disclose that you have an accumulated deficit of $4.1 million and only recently entered into your current business. In addition, disclose that you need $1 million to fund your operations for the next twelve months.

     The Company has revised the Registration Statement to disclose that it has an accumulated deficit of $6.1 million and that it only recently entered into its current business. In addition, the Company has added disclosure to the effect that it needs $1 million to fund its operations for the next twelve months.

5. In this regard, please revise throughout the prospectus where appropriate to discuss your corporate history including when and how you entered into your current business.

     The Company has revised throughout the prospectus where appropriate to discuss its corporate history including when and how it entered into its current business.

Risk Factors, Page 6

6. Please delete the second and third sentences of the introductory paragraph. Once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic, boilerplate risk disclosure.

     The Company has deleted the second and third sentences of the introductory paragraph.

7. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "We have a limited operating history with which to judge our performance" on page 3, or merely state a fact about you, such as "Our auditors have recognized a material weakness in our internal controls" on page 4. Others captions simply allude to a future event, such as "Changes or increases in, or failure to comply with, regulations applicable to our business could increase our costs" on page 5. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. Please revise accordingly.

     The Company has revised each risk factor caption so that it reflects the risk that is discussed in the text.

8. Please avoid the generic conclusion in the captions and discussions that if a risk occurs your business and results of operations could be adversely affected or substantially harmed. This does not represent meaningful disclosure. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

     The Company has replaced this language in the risk factors with specific disclosure of the possible impact upon its operating results, business, liquidity, cash flow, financial condition and share price.

Our auditors have recognized a material weakness ..., page 4

9. Please provide more disclosure regarding the risk to you and your investors resulting from your auditors identifying a material weakness in your internal controls. In this regard, we note your statement on page 4 that management "believes that sufficient compensating controls have been implemented to minimize the risks associated with this material weakness." Please delete this disclosure as mitigating language is not appropriate in the risk factor section.

     The Company has provided more disclosure regarding the risk to it and its investors resulting from its auditors identifying a material weakness in the Company's internal controls.

Increased advertising or better marketing by our competitors, page 5

10.  To the extent possible, please quantify your market share in the industry.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Changes or increases in, or failure to comply with, regulations.... page 5

11. Please provide more disclosure how this risk may affect you and your investors. For example, are you in compliance with all applicable laws? Have you incurred any costs due to these laws?

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

If we fail to remain current on our reporting requirements. .. page 7

12. In order for investors to understand the likelihood of this risk occurring, please disclose whether you have been delinquent in your periodic reporting during the last twelve months.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Forward Looking Statement, page 9

13. Please delete your reference to Section 27A and Section 21E as these safe harbors do not apply to any issuer who has issued penny stock. See Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(l)(C) of the Securities Exchange Act of 1934.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Management's Discussion and Analysis..., Overview, page 11

14. Please revise this section to highlight the most important developments of the period being reported without being repetitive of or summarizing the ensuing MD&A discussion. This discussion should be written in Plain English from the CEO's perspective, focusing on issues "that keep him up at night." Such topics could include:

               o    economic or industry-wide factors relevant to the company;

               o how the company earns revenues and income and generates cash;

               o the company's lines of business, locations of operations and principal products and services without being repetitive of the Business section or disclosure elsewhere in the prospectus; and

               o the material opportunities, challenges and risks that management are most focused on for the short and long term, as well as actions that they are taking to address these opportunities, challenges and risks. For example, we note your disclosure on page 13 that National Preplanning "expects to start achieving more substantial revenues in the second quarter of 2005." Your overview should highlight why management expects revenues to increase substantially in the second quarter of 2005.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

15. Please discuss any future plans to expand our services and offerings including a discussion of the funding and timing requirements to complete any expansions for each subsidiary.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

16. We note that your auditors cited a material weakness in your internal control over financial reporting for the period ended September 20, 2004. Please revise this section to discuss any potential material impacts on your financial condition related to the weaknesses in the company's internal control over financial reporting.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Critical Accounting Policies, page 11

17. We note that your discussion of your critical accounting policies basically repeats the discussion of your accounting policies in note 1 to your financial statements. Please note that this is not the purpose of this disclosure. This section should only highlight accounting estimates or assumptions where:

     o the nature of the estimates or assumption is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

     o the impact of the estimates and assumptions on financial condition or operating performance is material.

     Such disclosures should supplement, not duplicate, the description of accounting policies required in the notes to the financial statements. The accounting policy note to the financial statements generally describes the method used to apply an accounting principle while the MD&A disclosure should present a company's analysis of the uncertainties involved in applying a principle at the current time or the variability that is reasonably likely to result from its application over time. Please revise accordingly.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Results of Operations...page 13

18. Throughout this subsection, you frequently attribute a material change to two or more events or factors that you describe without quantification. In discussing the material changes, please quantify the amount of change attributed to each factor. For example, operating expenses were a significant reason for your net loss for the nine months ended September 30, 2004; however, there is no detail as to how much each component of your operating expenses (new employee hires, website development and marketing costs) contributed to the overall increase from the comparable earlier period. Refer to Item 303 of Regulation S-B.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

19. Also, in this regard, please provide disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. Discuss whether any of these factors represent part of a trend that will continue to affect your operations going forward. For example, how do you expect competing with larger and more established funeral companies will impact you as you commence and expand operations. See Item 303(b)(1)(iv) of Regulation S-B.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

20. Please disclose why your net sales for the nine months ended September 30, 2004 decreased so much from $505,098 for the nine months ended September 30, 2003. In your explanation, please discuss the extent to which change in revenues was attributable to changes in volume versus changes in price.

     All financial disclosures in the Registration Statement have been updated. As a result, the Company does not believe that this specific comment requires a revision.

21. Please provide more detail on your history of net losses. Discuss the company, industry or other events or trends that contributed to your net losses and discuss whether and how you expect these trends and events to continue to affect you in the future

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

22. Please revise the presentation of statement of operations on pages F-3 and F-21, to disclose separate line items for operating expenses and selling and general and administrative expenses

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

23. In the last paragraph of the Results of Operations for the year ended December 31, 2003 as compared to December 31, 2002, there is a reference to cash and cash equivalents derived from "Walker." Please explain this reference.

     All financial disclosures in the Registration Statement have been updated. As a result, the Company does not believe that this specific comment requires a revision.

Liquidity and Capital Resources...page 25

24. In addition, to the extent known, please quantify your expected capital expenditures to fund and expand your business for the next twelve months.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

25. Your discussion of net cash provided by financing is difficult to read due to the amount of detailed disclosure you provide. Revise this paragraph to individually identify each source of financing you received during 2004 and disclose the material terms of each source of financing.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

26. In this regard, please discuss the extent to which you have relied on loans and advances from company insiders as well as from private placements. Quantify the amount of funds you have received from these sources for the past twelve months.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

27. Please quantify your obligation to the current holders of your 10% promissory notes due to your failure to register the underlying common stock and your default under the notes. Please advise whether your defaults under the indenture create a risk to investors that should be highlighted in the risk factors section. Advise whether any of the shares underlying the convertible notes are being registered for resale on this registration statement.

     The Company has quantified its obligation to the current holders of the 10% promissory notes due to its failure to register the underlying common stock and its default under the notes. The Company has also added a risk factor that the defaults under the indenture create a risk to investors that should be highlighted in the risk factors section. The Company advises the Staff that it is registering 2,938,890 of the 3,121,600 shares underlying the convertible notes for resale under the Registration Statement.

Plan of Operations, page 15

28. Please clarify what you mean by the statement that National Preplanning "continues its affiliation" with eight funeral homes in New Jersey. Does National Preplanning have a contractual arrangement with these funeral homes? Revise your Business section as well.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Description of Business, General, page 27

29. This section is difficult to read due to your use of vague terms and industry jargon. For example, we note your disclosure on page 20 that you partner with "beneficial administration firms." What does this mean? As another example, you state on page 20 that your products include an "inflation rider." What is this and how does it make your products more favorable than others without an inflation rider? You must revise this entire section to delete vague terms and industry jargon and describe in simple clear language what specific products /services you provide and how you provide them.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

30. Please provide more disclosure throughout this section regarding how you create and market death care financial service products. Please discuss how you procure your arrangements with funeral homes. In addition, please characterize the nature of these "arrangements." Revise throughout this section to clarify, if true, that you do not provide death care services, rather you package death care services provided by other parties and sell those services to the public. Furthermore, what do you mean that you establish "strategic partnerships with firms that will become distribution channels for the prearrangement products?" In this regard, please provide more detail regarding your distribution process. Also, please explain more fully how insurance companies and insurance agents assist in the provisioning of your products/services. Do you seek out insurance companies to underwrite policies for your death care packages? How can insurance agents distribute your products?

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

31. Please clarify, if true, that once you have sold a death care package to a customer, the customer has the option of financing the package through the purchase of insurance or through placing funds in a trust that you manage.

     The Company has clarified that once it has sold a death care package to a customer, the customer does not have the option of financing the package through the purchase of insurance or through placing funds in a trust that the Company manages.

32.  Please provide your basis for the following statements:

     o "National Preplanning. . . began to achieve operating results by positioning itself as one of the first movers and leaders in the sale of funeral pre-arrangements...," page 16

     o "12% of American workers are current caring for an older person and this figure is expected to grow in the next few years...," page 19

     o "The death care industry is projecting over $17 billion in revenues for 2004, with over 5 billion derived from the prearrangement of death care services...," page 20

     o "The United State Bureau of the Census also projects that the number of deaths in the U.S. will increase by one percent per year, from 2.4 million to 2.6 million in 2010...," page 20

     o "This generation includes 78 million Americans born between 1946 and 1965 and represents nearly 30% of the total U.S. population..." page 20

     The Company has removed those statements that it believes are not relevant to investors and has included citations in the prospectus for the remaining statements.

Benefits Delivery Companies, page 20

33. Please disclose who RewardsPlus is and whether you have an arrangement with them to offer your products/services.

     The Company has removed Rewards Plus from the prospectus as it is no longer relevant to its business.

Competition, page 21

34. Please revise this section to discuss how you compete within your industry despite having limited operations and assets. In this regard, please discuss your competition's advantages over you and discuss how this will affect your competitive position within the industry.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Employees, page 22

35.  Describe the material terms of your consulting agreements.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Executive Compensation, page 25

36. As a result of the discontinuation of Kelly Color's operations and the statement that Mr. Walker is no longer an employee of the company (page
     23), please confirm that Mr. Walker's employment agreement has been terminated and revise the disclosure to confirm that he is no longer considered an employee. if this is not the case, explain how lie can be considered a non-employee director. Revise the description of his employment agreement to confirm that the agreement has been terminated.

     Mr. Walker's employment agreement has not been terminated. He currently serves as an employee director.

Certain relationships and Related Transactions, page 27

37. Please update this section to discuss the material terms of all financing and loan arrangements with your president and any other insiders.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Security Ownership of Certain Beneficial Owners and Management, page 28

38. Please disclose who retains voting and investment control over the shares held by Fusion Capital Fund.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Description of Securities, page 29

39. Please include a description of your convertible securities in compliance with Item 202(c) of Regulation S-B, including conversion prices, expiration dates, etc.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Se1ling Stockholders, page 32

40. Please disclose who retains voting and investment control over the shares held by Adkins & Co., J & V Services, Strategic Growth International, Pisces Partners, RS & VS Ltd., Sybesma Research Corp., Reese Cole Partnership, and Phoenix Holding LLC.

     The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Financial statements

Consolidated statements of stockholders' equity, page F-4

41. We note that some issuances of shares have not been disclosed in Note 9. Also, disclose and tell us how you valued each share issued for non-cash consideration, including the market price used and assumptions you used. Please revise Note 9 on page F-15 and Item 26 of the Form SB-2

     All financial disclosures in the Registration Statement have been updated. As a result, the Company does not believe that this specific comment requires a revision.

Consolidated statements of cash flows, page F-5

42. Please consider disclosing in the notes to the financial statements, the information about non-cash issuance of equity securities during the fiscal years ended December 31, 2003 and December 31, 2002 in the amended filing. Refer to paragraph 32 to SFAS no. 95.

     All financial disclosures in the Registration Statement have been updated. As a result, the Company does not believe that this specific comment requires a revision.

Notes to the consolidated financial statements

Note 1. Merger and organization of entities, page F-6

43. We note that in second paragraph that ADS was issued 1,839,840 of common shares, while in fifth paragraph you indicate that ADS was issued 183,984 shares of Walker's common stock. it appears to us that you have not given effect to the stock split which was declared in December 2002. Please revise.

     The Company advises the Staff supplemently that as a result of an error no effect was given to a stock dividend of nine shares for each one share outstanding that was declared in December 2002. This disclosure has been deleted from the Registration Statement as it pertains to a financial period no longer required to be disclosed.

44. We note in Note 1, that in order to determine the fair value of the assets and liabilities acquired in the merger transactions, you have used $2.69 as fair value of the common stock of Walker. Also, we note that the merger agreements were dated March 19, 2002. Based on the information presented under Item 5 of the Form 10-KSB for the year ended December 31, 2002, the market price of the common stock of Walker was approximately $.30 per share. Please explain in detail your basis to support the fair value of $2.69 used in the computation of the purchase price of Walker and ADS. We may have further comments after review of your response.

     The Company advises the Staff supplemently that as a result of an error no effect was given to a stock dividend of nine shares for each one share outstanding that was declared in December 2002. This disclosure has been deleted from the Registration Statement as it pertains to a financial period no longer required to be disclosed.

Recent sales of unregistered securities, page II-2

45. Please refer to the disclosures provided on page F-4 and Item 26 - Recent sales of unregistered securities on page II-2. For each issuance of shares and warrants disclose in the notes to the financial statements both in the aggregate and per share or option price, along with the amounts of each form of consideration received. Also, separately disclose each issuance of options or warrants, along with their terms

     All financial disclosures in the Registration Statement have been updated. As a result, the Company does not believe that this specific comment requires a revision.

Exhibits

46. Advise why you have not filed National Preplanning's third party sales and marketing agreement with Stewart Enterprises, Inc. and strategic pre-need sales and marketing agreement with Hilb Rogal & Hobbs Insurance Services of Northern California as material agreements.

     The Company advises the Staff that it has not filed National Preplanning's third party sales and marketing agreement with Stewart Enterprises, Inc. and strategic pre-need sales and marketing agreement with Hilb Rogal & Hobbs Insurance Services of Northern California as material agreements because the Company has not yet achieved any revenues in connection with them

Exhibit 5.1

47. Revise the legality opinion to identify the appropriate state law which the opinion is based on.

     The legality opinion has been revised to state that it is based on Delaware law.

                        Form 10-KSB for December 31, 2003

48. We note your disclosure in this section that there have been no "significant changes" in your internal controls that could significantly affect those controls since the most recent evaluation of such controls.
     Item 308(c) of Regulation S-B requires you to disclose any change in your internal control over financial reporting identified in connection with your evaluation that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If true, please confirm that there were no changes in your internal control over financial reporting that occurred during your fourth fiscal quarter of 2003 that had materially affected or was reasonably likely to materially affect your internal control over financial reporting. In addition, please confirm, if true, for the quarters ended March 31, 2004 and June 30, 2004 and confirm that you will use the correct phrasing in your future periodic reports.

     The Company advises the Staff that there were no changes in its internal control over financial reporting that occurred during our fourth fiscal quarter of 2003 and for the quarters ended March 31, 2004 and June 30, 2004 that had materially affected or was reasonably likely to materially affect our internal control over financial reporting. The Company will use the correct phrasing in its future periodic reports.

                    Form l0-QSB for ended September 30, 2004

Controls and Procedures

49. We note that you cite a material weakness in your internal controls for the period ended September 30, 2004. Please disclose how your CEO and CFO concluded that your disclosure controls and procedures were effective in light of the weaknesses communicated to the company by its auditors regarding the company's internal controls. Please discuss in specific terms the processes and procedures that you had in place for the period covered by this report that enabled the officers to reach the conclusion that the company's controls and procedures were effective.

     As noted in the introduction to this letter, the Company intends to file its revised Form 10-QSB as soon as it clears its responses to the Staff's comments.


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

50. Please disclose in more detail what your auditors considered to be weaknesses in your internal controls relating to the "inadequate structure within our accounting department."

     As noted in the introduction to this letter, the Company intends to file its revised Form 10-QSB as soon as it clears its responses to the Staff's comments.

51. Please discuss in detail what steps you are taking to remedy the weakness in your internal controls.

     As noted in the introduction to this letter, the Company intends to file its revised Form 10-QSB as soon as it clears its responses to the Staff's comments.

52. We also note your statement in the first paragraph that "management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise to state clearly, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to
     Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-823 8, available on our website htttp://www.sec.gov/rules/final/33- 8238.htm>.

     As noted in the introduction to this letter, the Company intends to file its revised Form 10-QSB as soon as it clears its responses to the Staff's comments.

53. We note your disclosure that "[e]xcept as discussed in the following paragraph, subsequent to the date of this evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls." (emphasis added). Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and clearly identify these changes in your internal control over financial reporting that occurred during this period.

     As noted in the introduction to this letter, the Company intends to file its revised Form 10-QSB as soon as it clears its responses to the Staff's comments.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

                                               Very truly yours,

                                               Louis A. Brilleman


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